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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Track Data Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Rockwell Place

Brooklyn, New York 11217

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aviva Jakubowitz (718) 522-7373

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Aviva Jakubowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRACK DATA SECURITIES CORP. , as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature - Martin Kaye

C.E.O
Title

Notary Public

AVIVA JAKUBOWITZ
Notary Public, State of New York
No. 01JA5041638
Qualified in Kings County
Commission Expires April 10, 2015

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2011

TRACK DATA SECURITIES CORP.

DECEMBER 31, 2011

CONTENTS

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Track Data Securities Corp.
Brooklyn, NY

I have audited the accompanying statement of financial condition of Track Data Securities Corp. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.10 under the Commodities Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Track Data Securities Corp. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934 and CFTC Regulation 1.16 under the Commodities Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA

North Woodmere, NY
February 10, 2012

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and Cash Equivalents	$ 2,175,962
Receivable from Clearing Broker	250,112
Security Deposit	500,000
Other Assets	485,316
TOTAL ASSETS	$ 3,411,390

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 205,980
Due To (From) Parent	(20,923)
Due to Broker Dealers	633
TOTAL LIABILITIES	185,690
Contingencies	
Shareholder's Equity:	
Common Stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	1,305,000
Additional Paid In Capital	1,800,000
Retained Earnings	120,700
	3,225,700
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,411,390

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 6,034,302
ECN Income	20,340
Futures Commissions	69,016
Other Income	127,933
Total Revenues	6,251,591
Operating Expenses:	
Clearance and Exchange Fees	1,543,337
Commissions	1,070,648
Management Fees	2,700,000
Salaries and Wages	1,210,149
Professional Fees	66,852
Telephone and Data Access	302,634
Rent	65,130
Other Operating Expenses	145,975
Total Operating Expenses	7,104,725
Operating Income (Loss)	(853,134)
Other Income (Expense):	
Interest Income	3,326
Federal and State Income Taxes Benefit	339,923
Net Income (Loss)	$ (509,885)

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 1,305,000	$ 1,800,000	$ 630,585	$ 3,735,585
Net Income (Loss)	-	-	(509,885)	(509,885)
Balances, ending	$ 1,305,000	$ 1,800,000	$ 120,700	$ 3,225,700

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (509,885)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	198,628
Decrease in other assets	4,322
(Decrease) in Due To Broker Dealers	(98)
(Decrease) in Accounts Payable	(200,342)
Decrease in ECN Receivable	10,348
(Increase) in Security Deposit	(500,000)
(Decrease) in Due To Parent	(70,851)
Total Adjustments	(557,993)
Net Cash (Used In) Operating Activities	(1,067,878)
Cash Flows from Financing Activities	
	-
Net Cash (Used In) Financing Activities	-
Net (Decrease) in Cash and Cash Equivalents	(1,067,878)
Cash and Equivalents, Beginning of Year	3,243,840
Cash and Equivalents, End of Year	$ 2,175,962

The Accompanying Notes Are an Integral Part of These Financial Statements

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION AND BUSINESS

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as a broker/dealer in securities, and with the National Futures Association (NFA). Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company operates Track ECN, an electronic communications network that enables traders to display and match limit orders for stocks. The Company is a Delaware corporation and is a wholly-owned subsidiary of Track Data Corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission, FINRA and other regulatory agencies, which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2011, the Company's "Net Capital" was $2,275,960 and the "Required Net Capital", as defined, was $ 1,000,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 8.6%.

The NFA net capital calculation is calculated the same as the FINRA net capital as described above, except the minimum net capital is $250,000.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the Company fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, which ultimately could require the Company's liquidation. In addition, a change in the net capital rules, the imposition of new rules, a specific operating loss, or any unusually large charge against net capital could limit those operations of the Company that require the intensive use of capital and could limit its ability to expand its business.

The operations of the Company are subject to reviews by regulators within its industry, which include the SEC and FINRA. In the past, certain reviews have resulted in the Company incurring fines and required the Company to change certain of its internal controls and operating procedures. Management does not expect any ongoing reviews to have a material effect on the Company's financial position or statement of operations.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company complies with its clearing firms' margin requirements and procedures. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. At year end the Company had $5,300,000 in margin credit extended to its customers. The Company believes it is unlikely to have to make material payments under the indemnification agreement and has not recorded any contingent liabilities in the financial statements. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, clearing firm, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company has no transactions which have created a deferred tax asset or liability.

ECN REVENUES AND EXPENSES

ECN revenues and the related clearing expenses and rebates are recorded on a trade date basis as transactions occur.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is not currently

NOTE 2 – CONTINGENCIES - (Continued)

aware of any legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

On November 21, 2011, the Company and its parent granted an exclusive right to an unaffiliated private entity to acquire all the benefits of the Company's Track ECN license for a cash consideration of $1 million. The private entity has the right to exercise its option until February 29, 2012. The Company received a fully refundable deposit of $50,000 if the right is not exercised. If the right is exercised, the deposit will be increased to $500,000, with $100,000 of such deposit non-refundable if the transaction is not completed by December 31, 2012.

The Company deposited $500,000 with a broker-dealer, solely to guarantee that their trades will be settled by the Company's clearing firm. The funds are to be returned the earlier of a written agreement between the parties, or December 31, 2012.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Track Data Corporation.

For the year ended December 31, 2011, the Company paid $2,700,000 in management fees and $1,332,980 in expense reimbursements to Track Data Corporation.

At December 31, 2011, Track Data Corporation owed the company $20,923 for expense reimbursements, income taxes, and other transactions. This amount is included in aggregate indebtedness.

The Company files a consolidated income tax return with its parent. At December 31, 2011, the Company accrued tax benefits of $339,923 in income taxes, computed at statutory rates, to its parent.

In April 2006 the principal shareholder of the Parent Company formed a private limited partnership of which he is the general partner for the purpose of operating a hedge fund for trading in certain option strategies. The Company has no financial interest in or

NOTE 3 – RELATED PARTY TRANSACTIONS (Continued)

commitments relating to, the hedge fund. The hedge fund opened a trading account with the Company. The Company charged commissions to the hedge fund totaling $67,000 for the year.

The Company occupies space in a location leased by its parent.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 250,112	
Due to Broker Dealers		$ 633
	$ 250,112	$ 633

SUPPLEMENTARY INFORMATION

TRACK DATA SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	3,225,700
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		3,225,700
Non-allowable assets		940,337
Net capital before haircuts on securities positions		2,285,363
Haircuts on securities		9,403
Net capital	$	2,275,960
Aggregate Indebtness		
Accounts Payable	$	205,980
Due To Parent		(20,923)
Due to Broker Dealers		633
Total Aggregate Indebtness	$	185,690
Computation of basic net capital requirement		
Minimum net capital requirement at 1,500 percent	$	12,379
Net capital requirement per aqreement with FINRA	$	1,000,000
Excess net capital	$	1,275,960
Net capital less 120% of net capital requirement	$	1,075,960
Ratio of aggregate indebtedness to net capital		8.16%

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See the Accompanying Independent Auditor's Report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company is exempt under Section (k)(2)(b) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2011, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Track Data Securities Corp.

In planning and performing my audit of the financial statements of Track Data Securities Corp. (The Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal Control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, the Commodity Futures Trading Commission Regulation 1.16 and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

North Woodmere, NY
February 10, 2012

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

Stockholders and Directors
Track Data Securities Corp.
Brooklyn, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Track Data Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Track Data Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Track Data Securities Corp.'s management is responsible for the Track Data Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to and deductions from revenues noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

February 10, 2012